GIBSON, DUNN & CRUTCHER LLP
LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1881 Page Mill Road  Palo Alto, California 94304
(650) 849-5300
www.gibsondunn.com
jpetit@gibsondunn.com

February 27, 2007

Direct Dial	Client No.
(650) 849-5337	C 01198-00001

Fax No.
(650) 849-5037

VIA EDGAR

Jay Ingram
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Spescom Software Inc.
Post-Effective Amendment to Form S-1
File No. 333-133105
Filed on January 19, 2007

Form 10-K for the year ended September 30, 2006

Form 10-Q for the quarter ended December 31, 2006

Dear Mr. Ingram:

By this letter, we respond on behalf of Spescom Software Inc. (the “Company”) to the comments of the staff of the Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) in the letter, dated February 16, 2007, relating to (i) Post-Effective Amendment No. 1 to the Company’s Registration Statement on Form S-1 (File No. 333-133105) filed with the Securities and Exchange Commission on January 19, 2007, (ii) the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2006 (the “Annual Report”), and (iii) the Company’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2006.  For ease of reference, the headings and the numbered paragraph below correspond to the headings and the numbered comment in the Staff’s February 16, 2007 letter.  The Company’s response is set forth in ordinary type beneath the comment of the Staff, which appears in bold type.

Form 10-K for fiscal year ended September 30, 2006

Item 9A.            Controls and Procedures

1.                                       We note your statement that you “concluded that the Company’s disclosure controls and procedures are effective in recording, processing, summarizing and reporting within the time periods specified in the SEC’s rules and forms material information relating to the Company (including its consolidated subsidiaries) required to be included in the Company’s periodic SEC filings.”  Please confirm that management, including your CEO and CFO, also concluded that your disclosure controls and procedures were effective to ensure that that information required to be disclosed by you in the reports you file or submit under the Act is accumulated and communicated to your management, including your CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.  See the complete definition of disclosure controls and procedures contained in Rule 13a-15(e).  In this regard, we note that you set forth the complete definition with respect to your Form 10-Q for the quarter ended December 31, 2006.

The Company appreciates the Staff’s comment.  The Company confirms that management of the Company, including its CEO and CFO, based upon the evaluation of disclosure controls and procedures referenced in Item 9A of the Annual Report, in addition to reaching the conclusions stated in such Item, also concluded that the Company’s disclosure controls and procedures were effective to ensure that information required to be disclosed by the Company in the reports the Company files or submits under the Securities Exchange Act of 1934, as amended, is accumulated and communicated to the Company’s management, including its CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.  In addition, the Company confirms that it will take the Staff’s comment into consideration in providing future disclosure pursuant to Item 307 of Regulation S-K.

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If you have any questions regarding this letter, please do not hesitate to contact me at (650) 849-5337 or my colleague Michael Scanlon at (202) 887-3668.

Very truly yours,

/s/ Jeffrey N. Petit

Jeffrey N. Petit

cc:                         Russell C. Hansen

Michael J. Scanlon